Mail Stop 6010

								November 7, 2005


Joey A. Jacobs
Chairman, Chief Executive Officer and President
Psychiatric Solutions, Inc.
840 Crescent Centre Drive, Suite 460
Franklin, Tennessee 37067

	Re:	Psychiatric Solutions, Inc.
		Schedule 14A
		Filed November 3, 2005
		File No. 0-20488

Dear Mr. Jacobs:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

Propsal 1, page 3

1. Please discuss the reasons for the stock split.

*	*	*

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 if you have any questions about our comment.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	James H. Nixon III, Esq.
	Waller Lansden Dortch & Davis, PLLC
	511 Union Street, Suite 2700
	Nashville, Tennessee 37219
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Joey A. Jacobs
Psychiatric Solutions, Inc.
November 7, 2005
Page 1